                                                                    EXHIBIT 4.14

                               VALUE HEALTH, INC.


                                AMENDMENT NO. 1

                                       TO

                                1991 STOCK PLAN


  The following amendments are hereby incorporated into the original 1991 Stock Plan (the "Plan")

     (i) "to provide that the shares issuable under the 1991 Plan be increased each year by a number of shares equal to two percent of the Company's Common Stock outstanding at the end of the immediately preceding year plus such number of shares as were available for grant in any preceding year and were not otherwise granted"; and

    (ii) "to provide that nonqualified stock options may not be granted at an exercise price less than 100% of the fair market value of a share of Common Stock on the date of grant".

   All other provisions of the Plan remain in full force and effect.